UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. _)*


                       COLLEGE BOUND STUDENT ALLIANCE, INC.
                       ------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
                          -----------------------------
                          (Title of Class of Securities)


                                   194206 10 8
                                  --------------
                                  (CUSIP Number)



            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [ ]  Rule 13d-1(c)
      [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13G

     CUSIP No.  194206 10 8

1   NAME OF REPORTING PERSON

        KEVIN W. GEMAS

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ---
        Not applicable                                        (b) ---

3   SEC USE ONLY




4   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

Number of Shares Beneficially Owned by Each Reporting Person With

5   SOLE VOTING POWER

        500,000

6   SHARED VOTING POWER

        852,000

7   SOLE DISPOSITIVE POWER

        500,000

8   SHARED DISPOSITIVE POWER

        852,000

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,352,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

        Not applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.4%

12  TYPE OF REPORTING PERSON (See Instructions)

        IN

Item 1.

     (a)  Name of Issuer:  College Bound Student Alliance, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

               333 South Allison Parkway, Suite 100
               Lakewood, Colorado  80226

Item 2.

     (a)  Name of Person Filing:  Kevin W. Gemas

     (b)  Address of Principal Business Office:

               1001 W. Glen Oakes Lane, Suite 108
               Mequon, Wisconsin  53092

     (c)  Citizenship:  USA

     (d)  Title of Class of Securities:  Common Stock, $.0001 par value

     (e)  CUSIP No.:  194206 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

     (a)  Amount Beneficially Owned:  1,352,000

     (b)  Percent of Class:  5.4%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:        500,000(1)
         (ii)  shared power to vote or to direct the vote:      852,000(2)
        (iii)  sole power to dispose or to direct the
               disposition of:                                  500,000(1)
        (iv)   shared power to dispose or to direct the
               disposition of:                                  852,000(2)
____________________

(1) Includes shares issuable upon exercise of an option to purchase 500,000 shares.

(2) Includes 500,000 shares owned of record by Kevin W. Gemas and Wayne O. Gemas as joint tenants. Includes 352,000 shares held in escrow to secure payment of certain notes.






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



Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 2001              /s/ Kevin W. Gemas
                                     KEVIN W. GEMAS




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